USA VIDEO INTERACTIVE CORP.

November 7, 2005

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

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Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO

For Investor Relations Contact:
Jon Caserta
(877) 425-8347
usvo@blueskyir.com

USA VIDEO FILES APPEAL BRIEF

(Old Lyme, CT – November 7, 2005) - **USA Video Technology Corporation, a wholly owned subsidiary of USA Video Interactive Corp.** ("*USVO*") (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com), today filed its Appeal Brief in the Federal Circuit Court of Appeals in Washington, DC. The appeal is from the District Court's decision granting Movielinks' motion for summary judgment of non-infringement, and USVO's motion for reconsideration. The U.S. Court of Appeals for the Federal Circuit, which has jurisdiction over patent litigation appeals, will hear the appeal.

"This appeal process is an important step in pursuing USVO's claim for infringement on its pioneering Video-on-Demand technology patent rights," states Andrew Huffman, USVO's Patent Counsel

About USA Video Interactive Corp.

USVO Inc., a wholly owned subsidiary of USA Video Interactive Corporation, is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel™ digital watermarking technology and its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services and piracy protection. USA Video Technology Corp., a wholly owned subsidiary of USA Video Interactive Corp., holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 – 5535 ext.#125; contact@usvo.com

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